Filed Pursuant To Rule 433

Registration No 333-286293

October 24, 2025

HOST, FINTECH TV, REMY BLAIRE: Well Grayscale just rang the opening bell here at the New York Stock Exchange, the firm is leading the charge when it comes to offering diversified crypto trading products. While spot ETF and ETP approvals have been slower than expected and many have stalled out amid the US government shut down, more and more crypto trading products are launching now. Grayscale's GDLC has been uplifted to the New York Stock Exchange. It is the first multi token ETP here in the US and Grayscale's also launching staking products. Joining me here at the New York Stock Exchange trading for Krista Lynch, SVP of ETF Capital Markets at Grayscale Investments. Krista, great to have you here.

SVP, ETF CAPITAL MARKETS, GRAYSCALE INVESTMENTS, KRISTA LYNCH: Thank you so much for joining me.

BLAIRE: Thanks so much for having me. Well, this is an exciting day for you as well as your team. You're just on the podium here at the New York Stock Exchange ringing the opening bell and even outside of the exchange we have the GDLC. So tell us about this fund.

LYNCH: Yes, we're so excited to be here. GDLC is a five token basket, so it tracks the five largest cryptocurrency assets excluding memecoins and stablecoins. And we measure that that actually gets investors about 90% of the return of the crypto universe with one simple product.

BLAIRE: And give us a breakdown. You mentioned those five cryptocurrencies and for viewers who may not be familiar, tell us why that breakdown is important.

LYNCH: Yeah, so being able to invest in multiple currencies with one asset or one ETF is a really efficient way to do so. So it has the top five tokens, um, that's about 75% Bitcoin and Ethereum. But then you're also getting exposure to what we sometimes call altcoins, and that's those smaller currencies down the capital structure.

BLAIRE: And of course, given the liquidation event we saw in crypto on October 10th to the 11th, there has been a lot of focus on the altcoins, but I do wanna shift our focus on over to staking.

LYNCH: Yeah.

BLAIRE: So for retail investors who are not familiar with staking when it comes to crypto, can you simplify and break this down for us?

LYNCH: Yeah. So staking is effectively when you take your assets that are in a proof of stake, uh, cryptocurrency, and you pledge them in order to get a return. And we're really excited to be able to introduce this via ETPs because now investors can turn their crypto investment into a yielding product. They're actually going to get paid a reward for, uh, engaging in that staking activity.

BLAIRE: Yeah. And I do wanna hear about some of the products you have at Grayscale, especially when it comes to ETH trust as well as ETH mini trust. So tell us what's going on there.

LYNCH: Yeah, so our ETH product, uh, and our ETHE products, we've both introduced staking there. We've also added it to our Solana product, which is not yet an ETP, uh, but we're really excited for that to potentially become an ETP as well, uh, once the government reopens.

BLAIRE: Yeah, and speaking of the government reopening, we're on day 24 when it comes to the US government shutdown. So tell us how this is affecting the regulatory landscape as well as approvals.

LYNCH: Yeah, so we saw a lot of progress with the generic listing standards getting approved over the summer. That's how a lot of these listings have had a lot of the recent progress. Uh, but they still have one final step before they can ultimately get uplifted or launched. And with the government shutdown, that's unfortunately delayed some of the progress that we had been making on these products. But I think, you know, behind the scenes, we continue to innovate, we continue to get ready to launch these and I think we'll be in a great position once the government comes back.

BLAIRE: Yeah. And 2025, we only have two months to go, which is hard to believe, isn't it?

LYNCH: I know.

BLAIRE: But so much has changed when it comes to legislation in 2025 here in the US so I'm sure you have a lot of conversations with stakeholders. So what does this mean for product launches moving forward?

LYNCH: Yeah, it's just a much better backdrop right now for innovation in the crypto space. Uh, the reason that we have so many filings live right now is because last year when it became clear that we had a better regulatory environment for crypto, so many issuers filed. And that's what really led to these generic listing standards and effort to organize all of those filings in market. And I think we'll continue to see more guidance and more clarity about what we can launch and how we can innovate.

BLAIRE: And for viewers out there who may be mostly retail investors, tell us what's happening when it comes to institutional investment right now.

LYNCH: Yeah, so institutions have really been leaning into crypto. Uh, we have had a lot of really engaging conversations with diligence platforms and different advisory, uh, capacities for how one might be able to get crypto exposure. I think the ETPs have really opened a lot of doors for investment from both retail and institutional investors.

BLAIRE: And finally, as we head into year end, this is the time of year that we hear about price targets, of course. But it also means that you're looking ahead, not just to year end, but also 2026. And there's a lot happening when it comes to politics, geopolitics, as well as the macro environment. So what are you paying attention to?

LYNCH: I'm paying attention to, I think just where is investor demand for us? What niche can we fill? I think our GDLC product is a really great way to get broad exposure if crypto is what you're focused on. Um, but again, we're gonna be looking at kind of the regulatory environment, what we can build and who wants to have various aspects of the crypto landscape in their portfolio.

BLAIRE: Well, Krista, we will have to leave it there, but thank you so much for joining us and congratulation on ringing the, uh, opening bell this morning. Thanks so much.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101.